Exhibit No. 99.2

[On Letterhead of Aston Bell, Certified Public Accountant]

Independent Accountant’s Report

Corporate Asset Backed Corporation, (as Depositor)

68 South Service Road, Suite 120

Melville, NY 11747

U.S. Bank Trust National Association

Corporate Trust Services

100 Wall Street, Suite 1600

New York, NY 10005

Re:	CABCO Series 2004-102 Trust (SBC Communications Inc.) (the “Trust”)

Ladies and Gentlemen:

We have examined assertions of Corporate Asset Backed Corporation (the “Depositor”) and U.S. Bank Trust National Association, (the “Trustee” and, together with the Depositor, the “Management”) that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Trust Agreement dated as of December 15, 2004, (the “Trust Agreement”) in respect of the CABCO Series 2004-102 Trust (SBC Communications Inc.) (the “Trust”), during the periods covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2019 (the “Annual Report”). Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on Management’s assertions based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Depositor and the Trustee have complied with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgement, including examining on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and Management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2019.

/s/ Aston Bell, CPA

New York, New York

March 17, 2020